Exhibit 99.1

A.P. Pharma Logo

News Release

        A.P. PHARMA REPORTS SECOND QUARTER FINANCIAL RESULTS

REDWOOD CITY, Calif. (August 12, 2004) - A.P. Pharma, Inc. (NASDAQ
NM: APPA), a specialty pharmaceutical company, today reported financial results for the three months ended June 30, 2004, reflecting increased royalty income and contract revenues as well as higher research and development expense due to the company's Phase 2 trial with APF112 and Phase 1 trial with APF530.

Second Quarter Financial Highlights
-----------------------------------

*	Total revenues for the second quarter increased 15% to $1,284,000.
*	Royalties from Retin-A Micro(R) grew by over 9%.
*	Increased contract revenues reflect reimbursements from a new collaborator in an ophthalmic application.
*	Research and development expense increased by 27% as a result of clinical trials on APF112 and APF530.
*	The Company completed a financing of approximately 4.2 million shares raising net proceeds of approximately $11.8 million.
*	Cash, cash equivalents and short-term investments were $16.7 million at June 30, 2004.

Financial Results
-----------------

A.P. Pharma reported that total revenues for the second quarter of 2004 increased 15% to $1,284,000, compared with $1,117,000 for the second quarter of 2003. This increase was primarily due to a continuing increase in royalty income from Retin-A Micro marketed by OrthoNeutrogena, a Johnson & Johnson company, and to an increase in contract revenues for reimbursable research and development feasibility studies, primarily from a new collaborator in an ophthalmic application.

Research and development expense for the second quarter of 2004 increased to $2,963,000 from $2,335,000 for the second quarter of 2003. This increase was mainly due to the costs of Part 2 of the Phase 2 clinical study being conducted using APF112 for the treatment of post-surgical pain and a Phase 1 study being performed in the U.K. using APF530 for the treatment of chemotherapy-induced nausea and vomiting.

The net loss for the second quarter of 2004 was $2,444,000, or $0.12 per share, compared with a net loss for the second quarter of 2003 of $1,960,000, or $0.10 per share.

Cash, cash equivalents and marketable securities increased to $16.7 million at June 30, 2004 as a result of the sale in June 2004 of approximately 4.2 million shares of common stock. The net proceeds from the financing, which was completed pursuant to a "shelf" registration statement, were approximately $11.8 million.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer. Initial target areas of application for the Company's drug delivery technology include pain management, anti-nausea, inflammation, oncology and ophthalmology applications. The Company's product development programs are funded by the sale of common stock, royalties from topical products currently marketed by pharmaceutical partners, proceeds from the divestitures of its cosmeceutical and analytical standards product lines and by fees it receives from collaborative partners. For further information visit the Company's web site at www.appharma.com.

Forward-looking Statements
--------------------------

Except for historical information, this news release contains certain forward-looking statements that involve risks and uncertainties including, among others, uncertainty associated with timely development, approval, launch and acceptance of new products, establishment of new corporate alliances and progress in research and development programs. Other risks and uncertainties associated with the Company's business and prospects are identified in the Company's filings with the Securities and Exchange Commission. The Company does not undertake to revise these forward-looking statements to reflect events or circumstances occurring in the future.

Investor Relations Contacts:                          Company Contact:
Lippert/Heilshorn & Associates                         Gordon Sangster
Zachary Bryant (zbryant@lhai.com)              Chief Financial Officer
Jody Cain (jcain@lhai.com)                              (650) 366-2626
Bruce Voss (bvoss@lhai.com)
(310) 691-7100
(Financial tables follow)


                            A.P. Pharma, Inc.
                          Statement of Operations Highlights
                         (in thousands, except per share data)
                                    (Unaudited)

                                     Three Months Ended         Six Months Ended
                                    June 30,    June 30,      June 30,    June 30,
                                      2004        2003          2004        2003
                                    --------    --------      --------    --------
Royalties                           $1,103      $1,031        $2,257      $2,063
Contract Revenues                      181          86           206         160
                                     -----       -----         -----       -----
    Total Revenues                   1,284       1,117         2,463       2,223

Operating Expenses:
  Research & Development             2,963       2,335         5,999       4,537
  General & Administrative             762         766         1,486       1,544
                                     -----       -----         -----       -----

    Total Operating Expenses         3,725       3,101         7,485       6,081

Operating Loss                      (2,441)     (1,984)       (5,022)     (3,858)

Interest Income and Other, Net          49          54            79         129
                                     -----       -----         -----       -----

Loss from Continuing Operations     (2,392)     (1,930)       (4,943)     (3,729)

Gain (Loss) from Discontinued
 Operations                            (52)        (30)         (101)	      1,802
                                     -----       -----         -----       -----

Net Loss                           ($2,444)    ($1,960)      ($5,044)    ($1,927)
                                     =====       =====         =====       =====

Basic and Diluted Loss
 per Share:
  Loss from Continuing Operations   ($0.11)     ($0.09)       ($0.24)     ($0.18)
                                     =====       =====         =====       =====

  Net Loss                          ($0.12)     ($0.10)       ($0.24)     ($0.09)
                                     =====       =====         =====       =====

Shares used in Calculating
 Loss per Share:
  Basic and Diluted                 21,048      20,535        20,850      20,505
                                     =====       =====         =====       =====


                                A.P. Pharma, Inc.
                              Balance Sheet Highlights
                                 (in thousands)

                                            June 30, 2004            December 31,
                                             (Unaudited)               2003
                                            -------------            ------------
Assets

Cash, Cash Equivalents and
 Marketable Securities                      $16,657                  $ 9,484
Accounts Receivable, Net                      1,287                    1,340
Other Current Assets                            462                      434
                                             ------                   ------

Total Current Assets                         18,406                   11,258

Property, Plant & Equipment, Net              1,366                    1,430
Other Non-Current Assets                        282                      467
                                             ------                   ------
Total Assets                                $20,054                  $13,155
                                             ======                   ======

Liabilities and Shareholders' Equity

Current Liabilities                         $ 1,833                  $ 1,892
Shareholders' Equity                         18,221                   11,263

Total Liabilities and Shareholders'
 Equity                                     $20,054                  $13,155
                                             ======                   ======